RESPONSE TO THE SEC COMMENT REQUESTING DISCUSSION OF THE DETERMINATION OF THE
EURO AS THE FUNCTIONAL CURRENCY FOR EURO CURRENCY TRUST (THE "TRUST").

Because the Trust primarily generates and expends euro, and based upon the guidance found in FAS 52 (paragraph 39), management of the Sponsor has deemed the euro to be the functional currency of the Trust. Even though intended primarily for US parent companies with foreign subsidiaries, Appendix A of FAS
52 provides further guidance for the determination of functional currency.
Analysis of the six factors listed for consideration therein indicates that the correct functional currency for the Trust is the euro, as follows:

   a. Cash Flow Indicators - Cash flows related to entity's assets and
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      liabilities are primarily in a foreign currency.

      For the Trust, all assets and liabilities are denominated in euro.

   b. Sales Price Indicators - Prices on products are not primarily responsive
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      on a short term basis to changes in exchange rates.

      Since the Trust sells no tangible products, this factor is not applicable.

   c. Sales Market Indicators - There is an active local sales market.
      -----------------------

      The entity is domiciled in the United States, which would indicate US dollar.

   d. Expense Indicators - Cost for the entity is in foreign currency.
      ------------------

      The only expense of the Trust is denominated in euro.

   e. Financing Indicators - Foreign currency would be functional if financing
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      is done primarily in this currency.

      All capital contributed to the Trust is in euro.

   f. Inter-company Transactions and Arrangements Indicators - Foreign currency
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      would be functional if there is a low volume of inter-company transactions.

         Since there are no inter-company transactions, this factor is not applicable.

Based on the foregoing, management of the Sponsor believes that the correct functional currency for the Trust is the euro and will present the Trust's financial statements accordingly.